CHINA LITHIUM TECHNOLOGIES, INC.
15 West 39th Street, Suite 14B
New York, NY 10018
212-391-2688
212-391-2677 (fax)

November 30, 2010

VIA EDGAR
Mr. Brian Cascio
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, DC 20549

Re:	China Lithium Technologies, Inc. Form 10-K for the fiscal year ended June 30, 2010 Filed September 30, 2010 File No. 000-53263

Dear Mr. Cascio:

                     I am writing in response to your letter dated November 16, 2010. We are actively preparing responses to the comments set forth in your letter. However we will require additional time to provide complete responses. We expect to file our responses on EDGAR no later than December 14, 2010.

Sincerely, /s/ Chunping Fang Chunping Fang Chief Financial Officer